Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RENEWAL OF
NORMAL COURSE ISSUER BID

Toronto, Ontario, May 19, 2016 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) ("Brookfield") today announced it has received approval from the Toronto Stock Exchange ("TSX") for its proposed normal course issuer bid to purchase up to 83,751,863 Class A Limited Voting Shares ("Class A Shares"), representing 10% of the public float of the company's outstanding Class A Shares. Purchases under the bid will be made through the facilities of the TSX, the New York Stock Exchange ("NYSE") and any alternative Canadian trading system. The period of the normal course issuer bid will extend from May 24, 2016 to May 23, 2017, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased. All Class A Shares acquired by Brookfield under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to a long-term incentive plan.

As at May 9, 2016, the number of Class A Shares issued and outstanding totalled 986,983,551, of which 837,518,635 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 242,919 Class A Shares, which is 25% of 971,678 (the average daily trading volume for Class A Shares on the TSX for the six months ended April 30, 2016.

Under its prior normal course issuer bid that commenced on May 21, 2015 and expires on May 20, 2016, Brookfield purchased 2,052,591 Class A Shares through open market purchases on the TSX and 8,156,386 Class A Shares through open market purchases on the NYSE. The weighted average price that Brookfield paid per Class A Share acquired under this bid was US$31.64.
Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid.
Brookfield will enter into an automatic purchase plan on or about the week of June 27, 2016 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Class A Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management's discretion and in compliance with applicable law.

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1 | Brookfield Asset Management Inc.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com

Forward-Looking Statements

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other "forward looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words "proposed", "believe", conditional verbs such as "will", "may" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Shares pursuant to the company's normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management's Discussion and Analysis under the heading "Operating Capabilities, Environment and Risks". The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2 | Brookfield Asset Management Inc.